CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share

(In thousands except per share amounts)

	Three Months Ended
	Mar. 31, 2006	Apr. 1, 2005
BASIC:
Net Income	$39,947	$37,701

Weighted average shares outstanding	64,478	63,321

Basic earnings per share	$0.62	$0.60

DILUTED:
Net Income	$39,947	$37,701
After-tax interest cost of convertible debt	921	917

Net Income plus assumed debt conversion	$40,868	$38,618

Weighted average shares outstanding	64,478	63,321
Dilutive effect of convertible debt	3,226	3,226
Incremental shares under stock option plans	845	2,455

Adjusted weighted average shares outstanding	68,549	69,002

Diluted earnings per share	$0.60	$0.56